UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
El Pollo Loco Holdings, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
268603107

(CUSIP Number)
Chris Iorillo
FS Capital Partners V, LLC
11100 Santa Monica Boulevard, Suite 1900
Los Angeles, California 90025
Tel No: (310) 444-1822

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 7, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268603107
1.	Names of Reporting Persons FS Equity Partners V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,994,251 (See Items 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,994,251 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,994,251 (See Items 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 9.1%* (See Items 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) PN

*  This calculation is based on 32,964,393 shares of El Pollo Loco Holdings, Inc.’s (the “Issuer”) common stock, par value $0.01 per share (the “Common Stock”) outstanding, based on 35,464,393 shares of Common Stock outstanding as of July 28, 2023, as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 4, 2023 (the “Form 10-Q”), less the 2,500,000 shares of Common Stock repurchased in the Stock Repurchase (as defined below).

CUSIP No. 268603107
1.	Names of Reporting Persons FS Affiliates V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,052 (See Items 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,052 (See Items 3, 4, 5 and 6)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,052 (See Items 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1%* (See Items 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) PN

* This calculation is based on 32,964,393 shares of Common Stock outstanding, based on 35,464,393 shares of Common Stock outstanding as of July 28, 2023, as reported by the Issuer in its Form 10-Q, less the 2,500,000 shares of Common Stock repurchased in the Stock Repurchase.

CUSIP No. 268603107
1.	Names of Reporting Persons FS Capital Partners V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,034,303* (See Items 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,034,303* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,034,303* (See Items 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 9.2%** (See Items 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) OO

         *  Consists of (1) 2,994,251 shares of Common Stock held by FS Equity V and (2) 40,052 shares of Common Stock held by FS Affiliates V.

        ** Consists of 3,034,303 shares of Common Stock in the aggregate held by FS Equity V and FS Affiliates V. Percentage calculation is based on 32,964,393 shares of Common Stock outstanding, based on 35,464,393 shares of Common Stock outstanding as of July 28, 2023, as reported by the Issuer in its Form 10-Q, less the 2,500,000 shares of Common Stock repurchased in the Stock Repurchase.

CUSIP No. 268603107
1.	Names of Reporting Persons John M. Roth
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,974*
	8.	Shared Voting Power 3,034,303** (See Items 3, 4, 5 and 6)
	9.	Sole Dispositive Power 36,974*
	10.	Shared Dispositive Power 3,034,303** (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,071,277** (See Items 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 9.3%*** (See Items 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) IN

 * Includes shares of Common Stock that are subject to vesting conditions
 ** Consists of (1) 2,994,251 shares of Common Stock held by FS Equity V and (2) 40,052 shares of Common Stock held by FS Affiliates V.
        *** Includes 3,034,303 shares of Common Stock in the aggregate held by FS Equity V and FS Affiliates V.  Percentage calculation is based on 32,964,393 shares of Common Stock outstanding, based on 35,464,393 shares of Common Stock outstanding as of July 28, 2023, as reported by the Issuer in its Form 10-Q, less the 2,500,000 shares of Common Stock repurchased in the Stock Repurchase.

Explanatory Note

This Amendment No. 1 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on September 2, 2022 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”). Except as amended herein, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used herein as so defined.

Item 2. Identity and Background

The last sentence of Item 2(a) of the Original Schedule 13D is amended and restated as follows:

The Reporting Persons have entered into a joint filing agreement, dated as of August 8, 2023, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

Schedule A attached to the Original Schedule 13D and referred to in Item 2(c) is replaced by Schedule A attached hereto.

Item 5.  Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement and the information set forth or incorporated in Item 3 is incorporated by reference in its entirety into this Item 5.

(a), (b)  Aggregate number and percentage of securities.

 FS Equity V directly holds 2,994,251 shares of Common Stock, FS Affiliates V directly holds 40,052 shares of Common Stock and Mr. Roth directly holds 36,974 shares of Common Stock, which includes shares of Common Stock that are stock subject to vesting conditions. The Reporting Persons may be deemed to have direct beneficial ownership of the Issuer’s shares of Common Stock as follows:
Name of Reporting Person	Number of Class A Shares Beneficially Owned
FS Capital V	3,034,303
FS Equity V	2,994,251
FS Affiliates V	40,052
Mr. Roth	3,071,277
Total for all Reporting Persons	3,071,277

The percentage of the outstanding shares of Common Stock beneficially owned by each Reporting Person is set forth on in row 13 of such Reporting Person’s cover page. The applicable ownership percentages reported in this Statement are based on 32,964,393 shares of Common Stock outstanding, based on 35,464,393 shares of Common Stock outstanding as of July 28, 2023, as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission on August 4, 2023, less the 2,500,000 shares of Common Stock repurchased in the Stock Repurchase.

FS Capital V, as the general partner of FS Equity V and FS Affiliates V, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by each of FS Equity V and FS Affiliates V. Mr. Roth, as managing member of FS Capital V, may be deemed to beneficially own the shares of Common Stock beneficially owned by FS Capital V, FS Equity V and FS Affiliates V. Each of the Reporting Persons (other than each of FS Equity V and FS Affiliates V, with respect to the shares held directly by it), and the directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock (other than with respect to the shares held directly by the Reporting Person).

(c)  Transactions within the past 60 days. During the past 60 days, each of FS Equity V and FS Affiliates V sold Common Stock in the transactions set forth below:

Reporting Person	Date of Transaction	No. of Shares (Common Stock)	Price per Share ($)	Where/How Effected
FS Equity Partners V, L.P.	8/7/2023	2,467,000	10.63	Stock Repurchase
FS Affiliates V, L.P.	8/7/2023	33,000	10.63	Stock Repurchase
See Item 6 for more information respecting the sales described above.
Except as set forth above, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
The information set forth under Item 4 is hereby incorporated by reference.
August 2023 Stock Repurchase
On August 7, 2023, El Pollo Loco Holdings, Inc., a Delaware corporation (the “Company”), entered into a Stock Repurchase Agreement (the “Repurchase Agreement”) with FS Equity Partners V, L.P. and FS Affiliates V, L.P. (together, the “Sellers”), pursuant to which the Company agreed to purchase an aggregate of 2,500,000 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), from the Sellers at a price of $10.63 per share, representing the closing price of such shares as listed on Nasdaq on August 7, 2023, for a total purchase price of $26,575,000 (the “Stock Repurchase”). The Repurchase Agreement includes a provision whereby the Sellers have agreed to refrain from selling or otherwise transferring (other than transfers to any of the Sellers’ respective affiliate funds) any of the remaining Common Stock owned or controlled by the Sellers for a period of 30 days. The Stock Repurchase was completed on August 8, 2023.
The foregoing summary of the Stock Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Repurchase Agreement, a copy of which is filed as Exhibit 99.6 hereto and is incorporated herein by reference.
Except as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.
Item 7. Material to be Filed as Exhibits

Exhibit 99.1       Joint Filing Agreement, dated as of August 8, 2023, by and among the Reporting Persons.
Exhibit 99.6       Stock Repurchase Agreement, dated as of August 7, 2023, by and among FS Equity Partners V, L.P., FS Affiliates V, L.P. and El Pollo Loco Holdings, Inc., incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by El Pollo Loco Holdings, Inc. with the SEC on August 8, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 8, 2023
FS EQUITY PARTNERS V, L.P., a Delaware Limited Partnership

By: FS Capital Partners V, LLC, a Delaware Limited Liability Company
Its: General Partner

By: /s/ John M. Roth
Name: John M. Roth
Title: Authorized Signatory

FS AFFILIATES V, L.P., a Delaware Limited Partnership

By: FS Capital Partners V, LLC, a Delaware Limited Liability Company
Its: General Partner

By: /s/ John M. Roth
Name: John M. Roth
Title: Authorized Signatory
FS CAPITAL PARTNERS V, LLC, a Delaware Limited Liability Company

By: /s/ John M. Roth
Name: John M. Roth Title: Authorized Signatory

JOHN M. ROTH
/s/ John M. Roth
Name: John M. Roth

Schedule A
Name and Citizenship	Position	Business Address
Brad J. Brutocao; U.S.A.	Vice President	Freeman Spogli Management Co., L.P. 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025
Bradford M. Freeman; U.S.A.	Co-Chairman	Freeman Spogli Management Co., L.P. 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025
Benjamin D. Geiger; U.S.A.	Vice President	Freeman Spogli Management Co., L.P. 299 Park Avenue, 20th Floor New York, NY 10171
Jordan A. Hathaway; U.S.A.	Vice President	Freeman Spogli Management Co., L.P. 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025
John S. Hwang; U.S.A.	Vice President	Freeman Spogli Management Co., L.P. 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025
Christian B. Johnson; U.S.A.	Vice President	Freeman Spogli Management Co., L.P. 299 Park Avenue, 20th Floor New York, NY 10171
Jon D. Ralph; U.S.A.	President and Chief Operating Officer	Freeman Spogli Management Co., L.P. 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025
John M. Roth; U.S.A.	Chief Executive Officer	Freeman Spogli Management Co., L.P. 299 Park Avenue, 20th Floor New York, NY 10171
Ronald P. Spogli; U.S.A.	Co-Chairman	Freeman Spogli Management Co., L.P. 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025
Christopher M. Iorillo; U.S.A.	Vice President and Secretary	Freeman Spogli Management Co., L.P. 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025